

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2018

Brady Granier
President, Chief Executive Officer, Director
BioCorRx Inc.
2390 East Orangewood Avenue, Suite 575
Anaheim, CA 92806

> **Re: BioCorRx Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 27, 2018**
> **File No. 000-54208**

Dear Mr. Granier:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Telecommunications